Exhibit 12.1

Kansas City Southern de Mexico, S. de R.L. de C.V.
Schedule of Ratio of Earnings to Fixed Charges

	Successor			Predecessor
		Nine Months		Three Months
	Year Ended	Ended		Ended
	December 31,	December 31,		March 31,	Year Ended December 31,
	2006	2005		2005	2004	2003	2002
	(In thousands of U.S. dollars, except ratio data)
Income (loss) before income taxes and minority interest	$80,454	$86,031		$(504)	$(4,101)	$(16,370)	$46,917
Equity Method	(5,948)	1,466		—	(41)	(282)	(1,269)
VAT/PUT Settlement	—	(141,035)		—	—	—	—
Interest expenses on indebtedness	92,953	70,402		25,616	102,706	103,818	93,705
Amortization of capitalized interest	3,477	1,803		1,614	6,994	6,413	6,073
Portion of rents representative of an appropriate interest factor	20,878	14,971		4,592	18,015	18,791	18,421

Income (loss) before income taxes and minority interest Adjusted	$191,814	$33,638		$31,318	$123,573	$112,370	$163,847

Fixed charges:
Interest expenses on indebtedness	92,953	70,402		25,616	102,706	103,818	93,705
Amortization of capitalized interest	3,477	1,803		1,614	6,994	6,413	6,073
Portion of rents representative of an appropriate interest factor(1)	20,878	14,971		4,592	18,015	18,791	18,421

Total fixed charges	$117,308	$87,176		$31,822	$127,715	$129,022	$118,199

Ratio of earnings to fixed charges	1.6	N/A	*	1.0	1.0	N/A *	1.4

*	For the nine months ended December 31, 2005 and the year ended December 31, 2003, our earning were insufficient to cover fixed charges by $53.5 million and $16.6 million, respectively.

(1)	Rents represent one-third of rents expense.